Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	mskrome@optonline.net

Cheryl A. Krome
Ronald Krome
Legal Assistants

May 1, 2007

Sara Kalin, Esq.
Branch Chief, Office of Structured Finance Transportation and Leisure
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference:	Isdera, North America, Inc.
Amendment No. 2 to Registration Statement on Form SB-2
Filed: April 13, 2007
File No. 333-138059

Dear Ms. Kalin:

Enclosed herewith for filing on behalf of Isdera, North America, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 2 to its Registration Statement on Form SB-2, marked to show the changes to the Company’s Amendment No. 2 to its Registration Statement on Form SB-2, as filed with the Securities and Exchange Commission on April 13, 2007.

We received your letter of April 27, 2007, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 27, 2007, for Registration Statement on Form SB-2, Amendment No. 2, for Isdera, North America, Inc.
May 1, 2007

Management, page 14
Comment
1.
We note your disclosure on page 11 that neither you nor Mr. Albrecht have any connection with Isdera GMBH. We reissue comment 7 of our letter dated January 7, 2007. Please comprehensively revise your description of Mr. Albrecht’s business experience to clarify that neither he nor the company is associated with Isdera GMBH. We note this section that you still state the he and the company represent Isdera GMBH, are responsible for all sales and services of the North American market and that Mr. Albrecht has acted a coordinator between customers, representatives, etc., in his role as president of the company.

Response
We have revised the business experience of Mr. Albecht to reflect that there is no connection between him and the Company and Isdera GMBH.

Offering by Selling Shareholders, page 17
Comment
2.
We reissue comment 11 of our letter dated January 5, 2007. The last column of the beneficial ownership table should indicate the percentage of beneficial ownership after completion of the offering. Please explain why footnote 4 assumes that no shares will be sold by Wiebke Albrecht and that she will continue to own 29.1% of the company.

Response
We have revised the disclosure to indicate the percentage of shares owned by Wiebke Albrecht assuming the sale of all shares after the completion of the offering.

Report of Registered Public Accounting Firm, page F-2
Comment
3.
Reference is made to the third and fourth paragraphs in the auditor’s opinion. Please revise to include the correct dates of the audited financial statements (i.e. June 30, 2006 and 2005) in the third and fourth paragraphs of the auditor’s opinion. Also, as previously requested, please revise your Expert section on page 21 to include the correct date of the audited financial statements and auditor’s report.

Response
The third and fourth paragraphs in the auditor’s opinion have been revised to correct the dates of the audited financial statements.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 27, 2007, for Registration Statement on Form SB-2, Amendment No. 2, for Isdera, North America, Inc.
May 1, 2007

Statement of Operations, page F-4
Comment
4.
Along with the unaudited statement of operations and cash flows for the six months interim period ended December 31, 2006, currently presented in your filing, please also include the comparable periods of the preceding fiscal year (i.e. the six month period ended December 31, 2005) in accordance with Item 310(b) of Regulation S-B.

Response
We have included the comparable periods of the preceding fiscal year as required by Item 310b) of Regulation S-B.

Item 26 Recent Sale of Unregistered Securities, page 26
Comment
5.
Item 701 of Regulation S-B requires you to provide information fro all securities that you sold within the past three years without registering the securities under the Securities Act. Please revise to include the information regarding your sales of shares to Albrecht, Kingsagate and Eastern Glow.

Response
We have included information regarding the sale of shares to Albrecht, Kingsagate and Eastern Glow in item 26.

Other
Comment
6.	In the event of a delay in the effectiveness of your Form SB-2 registration statement, please update the financial statements pursuant to Item 310(g) of Regulation S-B.

Response
In the event of a delay in the effectiveness of the Form SB-2 registration statement, we will up date the financial statements pursuant to Item 310(g) of Regulation S-B.

Comment
7.	Please provide a currently dated consent of the independent registered public accounting firm in any future amendments to your Form SB-2 registration statement.

Michael S. Krome, Esq.
Re:	Response Letter to Securities and Exchange Commission Comment letter of April 27, 2007, for Registration Statement on Form SB-2, Amendment No. 2, for Isdera, North America, Inc.
May 1, 2007

Response
We have included a currently dated consent of the independent registered public accounting firm to the Form SB-2 registration statement.

This letter responds to all comments contained in your letter of January 5, 2007. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

Michael S. Krome

cc: Isdera, North America, Inc.